SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)  of the Securities Exchange Act of 1934

NUANCE COMMUNICATIONS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror)

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

669967101
(CUSIP Number of Class of Securities of Underlying Common Stock)

Ronald Croen
President and Chief Executive Officer
Nuance Communications, Inc.
1005 Hamilton Court
Menlo Park, California 94025
(650) 847-0000
(Name, address and telephone number of person authorized to receive notices and  communications on behalf of filing person)

Copies to:
Steven E. Bochner, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$137,112,687.80	$12,614.37

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,464,513 shares of common stock of Nuance Communications having an aggregate value of $137,112,687.80 as of February 28, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the aggregate exercise price. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $92 per each $1.0 million of the value of the transaction.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing party: Not applicable.
Date filed: Not applicable.

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.    Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange, dated March 1, 2002 (“Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)  Name and Address.

The name of the issuer is Nuance Communications, Inc. a Delaware corporation (“Nuance” or the “Company”). The address of Nuance’s principal executive office is 1005 Hamilton Court, Menlo Park, California 94025 and the telephone number at that address is (650) 847-0000.

(b)  Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options with an exercise price of $15.00 or more, outstanding under the Company’s 1998 Stock Plan and 2000 Stock Plan to purchase shares of the Company’s Common Stock, par value $0.001 per share (“Option Shares”), held by eligible employees for new options that will be granted under the Company’s 2000 Stock Plan (the “New Options”), upon the terms and subject to the conditions set forth under “The Offer” in the Offer to Exchange. As of February 20, 2002, options to purchase 7,691,896 of our shares of Common Stock were issued and outstanding, of which options to purchase approximately 5,437,911 of our shares of Common Stock, constituting approximately 71%, were held by eligible employees.

An “eligible employee” refers to all employees of Nuance and its U.S. subsidiaries who are employees at the time this offer commences and at the time the tendered options are cancelled, except all executive officers, members of the Board of Directors and employees receiving Workers’ Adjustment and Retraining Notification (“WARN”) Act pay are not eligible to participate in the offer. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet,” “Introduction,” and the sections under the caption “the Offer” entitled “Number of Options; Expiration Date,” “Acceptance of Options for Exchange and Issuance of New Options,” “Source and Amount of Consideration,” and Terms of New Options” is incorporated herein by reference.

(c)  Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer—Price Range of Shares Underlying the Options” is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a)  Name and Address.

The filing person is the issuer. We refer you to the information set forth under Item 2(a) above.

Item 4.    Terms of the Transaction.

(a)  Material Terms.

The information set forth in the Offer to Exchange under the captions “Summary Term Sheet,” “Introduction,” and the sections under the caption “The Offer” entitled “Eligibility,” “Number of Options; Expiration Date,” “Purpose of the Offer,” “Procedures for Tendering Options,” “Withdrawal Rights and Change

of Election,” “Acceptance of Options for Exchange and Issuance of New Options,” “Conditions of the Offer,” “Source and Amount of Consideration,” “Source and Amount of Consideration,” “Effect of a Change of Control Prior to the Granting of New Options,” “Terms of New Options,” “Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer,” “Legal Matters; Regulatory Approvals,” “Material US Federal Income Tax Consequences,” “Material Non-US Tax Consequences,” and “Extension of Offer; Termination; Amendment” are incorporated herein by reference.

(b)  Purchases.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Arrangements.

(e)  Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference. The eligible option plans, option agreements and plan prospectus attached hereto as Exhibit (d)(1), Exhibit (d)(2) and Exhibit (d)(3) contain information regarding the subject securities.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)  Purposes.

The information set forth in the Offer to Exchange under the caption “The Offer—Purpose of the Offer” is incorporated herein by reference.

(b)  Use of Securities Acquired.

The information set forth in the Offer to Exchange under the captions “The Offer—Acceptance of Options for Exchange and Issuance of New Options” and “The Offer—Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer” are incorporated herein by reference.

(c)  Plans.

The information set forth in the Offer to Exchange under the caption “The Offer—Purpose of the Offer” is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)  Source of Funds.

The information set forth in the Offer to Exchange under the caption “The Offer—Source and Amount of Consideration,” and “Terms of New Options” is incorporated herein by reference.

(b)  Conditions.

Not applicable.

(d)  Borrowed Funds.

Not applicable.

Item 8.    Interest in Securities of the Subject Company.

(a)  Securities Ownership.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Option” is incorporated herein by reference.

(b)  Securities Transactions.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 9.    Person/Assets, Retained, Employed, Compensated or Used.

(a)  Solicitations or Recommendations.

Not applicable.

Item 10.    Financial Statements.

(a)  Financial Information.

The information set forth in the Offer to Exchange under the captions “The Offer—Financial Information” and “The Offer—Additional Information” and on pages F-1 through F-21 of Nuance’s Annual Report on Form  10-K for its fiscal year ended December 31, 2000, and on pages 1 through 8 of Nuance’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2001 are incorporated herein by reference. A copy of the Annual Report on Form 10-K and the Quarterly Report on Form 10-Q will be distributed with the material required under Rule 13c-4(d)(1) to all potential participants of this Offer. The Annual Report on Form 10-K and Quarterly Report on Form 10-Q can also be accessed electronically on the Commission’s website at http://www.sec.gov.

(b)  Pro Forma Information.

Not applicable.

(c)  Summary Information.

Not applicable.

Item 11.    Additional Information.

(a)  Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under the caption “The Offer—Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b)  Other Material Information.

Not applicable.

Item 12.    Exhibits.

(a)	(1) Offer to Exchange Certain Outstanding Options for New Options dated March 1, 2002.

(2)	Memorandum from Ronald A. Croen to Nuance’s employees dated March 1, 2002.

(3)	Election Form.

(4)	Notice to Change Election from Accept to Reject.

(5)	Form of Promise to Grant New Stock Option.

(6)
Nuance Communications Quarterly Report on Form 10-Q for its quarter ended September 30, 2001, filed with the Securities and Exchange Commission on November 14, 2001 and incorporated herein by reference.

(7)	Nuance Communications Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

(8)
Nuance Communications Amendment #1 to Nuance’s Annual Report on Form 10-K/A for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on October 19, 2001 and incorporated herein by reference.

(b)	Not applicable.

(d)
(1) Nuance Communications 1998 Stock Plan and form of agreement thereunder filed as Exhibit 10.3, to the Company’s Registration Statement on Form S-1 (File No. 333-96217) declared effective on April 12, 2000 and incorporated herein by reference.

(2)
Nuance Communications 2000 Stock Plan and form of agreement thereunder filed as Exhibit 10.4, to the Company’s Registration Statement on Form S-1 (File No. 333-96217) declared effective on April 12, 2000 and incorporated herein by reference.

(3)	Nuance Communications 2000 Stock Plan Prospectus.

(g)	Not applicable.

(h)	Not applicable.

Item 13.    Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

NUANCE COMMUNICATOINS

/s/ Ronald A. Croen
Ronald A. Croen Chief Executive Officer

Date: March 1, 2002

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)	Offer to Exchange Certain Outstanding Options for New Options dated March 1, 2002.

(a)(2)	Memorandum from Ronald A. Croen to Nuance’s employees dated March 1, 2002.

(a)(3)	Election Form.

(a)(4)	Notice to Change Election from Accept to Reject.

(a)(5)	Form of Promise to Grant New Stock Option.

(a)(6)
Nuance Communications Quarterly Report on Form 10-Q for its quarter ended September 30, 2001, filed with the Securities and Exchange Commission on November 14, 2001 and incorporated herein by reference.

(a)(7)	Nuance Communications Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

(a)(8)
Nuance Communications Amendment #1 to Nuance’s Annual Report on Form 10-K/A for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on October 19, 2001 and incorporated herein by reference.

(d)(1)
Nuance Communications 1998 Stock Plan and form of agreement thereunder filed as Exhibit 10.3, to the Company’s Registration Statement on Form S-1 (File No. 333-96217) declared effective on April 12, 2000 and incorporated herein by reference.

(d)(2)
Nuance Communications 2000 Stock Plan and form of agreement thereunder filed as Exhibit 10.4, to the Company’s Registration Statement on Form S-1 (File No. 333-96217) declared effective on April 12, 2000 and incorporated herein by reference.

(d)(3)	Nuance Communications 2000 Stock Plan Prospectus.